Filed by American Home Mortgage, Inc.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant Rule 14a-12
of the Securities Exchange Act of 1934
Commission File No: 001-13637
Subject Company: Apex Mortgage Capital, Inc.

American Home Mortgage Enters Into Agreement To Acquire Apex MortgageCapital, Inc.

American Home to Reorganize as a Real Estate Investment Trust (REIT)

Raises 2003 Earnings Per Share Guidance 27 % to $3.95 - $4.05 and 2004 Earnings Per Share Guidance 31% to $3.05 - $3.15 Assuming Consummation of the Apex Merger*

Projects 2004 Annual Dividend of $2.20 Per Share and
Q4 2003 Dividend of $0.55 Per Share*

Adopts Strategy of Holding Its Adjustable Rate Loan
Originations as Long-Term Assets*

Subject to Final Transaction Adjustments, Apex Shareholders Calculated to Receive Approximately $6.21 Per Share in American Home Stock, an 11.3% Premium to the Closing Price of Apex on July 11, 2003.

*Projections and strategy adoption marked with an asterisk are for American Home and assume consummation of the Apex merger on or about September 30, 2003.

MELVILLE, N.Y., and LOS ANGELES, July 14 /PRNewswire-FirstCall/ -- American Home Mortgage, Inc. (Nasdaq: AHMH), announced today it has signed a definitive agreement to acquire Apex Mortgage Capital, Inc. (Amex: AXM), a financial company structured as a Real Estate Investment Trust (REIT). The purchase price is based upon a floating exchange ratio, which is a function of Apex’s book value and American Home’s stock price at a time near the closing date. Based upon the most recently available information the exchange ratio would result in Apex shareholders receiving shares of American Home valued at approximately $186 million, or $6.21 per outstanding Apex share, representing an implied premium to Apex shareholders of 11.3%. The transaction is subject to approval by American Home and Apex shareholders and to other closing conditions.

In connection with the consummation of the merger, American Home will reorganize and elect to be taxed as a Real Estate Investment Trust with a wholly owned taxable subsidiary that will include its existing mortgage origination and mortgage servicing businesses. The origination and servicing subsidiary is expected to retain a significant portion of its ongoing net earnings, allowing it to continue to expand and diversify its lending franchise, including proceeding with its previously announced acquisition of Valley Bancorp.

American Home projects the transaction will be accretive to 2003 and 2004 earnings per share, as well as to its book value. Pro forma book value, as a result of the merger, and based on June 30 estimates, is projected to increase $186 million or $2.66 per share to $392 million or $14.64 per share, subject to certain transaction adjustments. Based on the closing price of American Home’s shares on July 11, 2003, the combined company would have a market capitalization of approximately $567 million.

In commenting on the merger, Michael Strauss, Chairman and Chief Executive of American Home stated, “In acquiring Apex and reorganizing as a REIT, American Home is diversifying its sources of revenue by adding a complementary line of business to its mortgage origination and mortgage servicing operations, namely holding our adjustable mortgage originations in the form of mortgage backed securities for net interest income.” Mr. Strauss continued: “In 2004 we project that combined with Apex, net interest income from mortgage securities holdings, mortgage origination and mortgage servicing will account for 47%, 38% and 15% of our earnings, respectively, and that by holding the adjustable rate loans we originate, our earnings will be less cyclical and less dependent on mortgage refinancing activity. We project that our businesses will be highly complementary, and that our mortgage portfolio business will be able to obtain mortgage loans through our origination operation and convert them into mortgage-backed securities on terms more favorable than it could achieve through market purchases of mortgage-backed securities, thereby materially enhancing our mortgage portfolio’s return on assets.”

Commenting on the acquisition, Philip Barach, President of Apex said, “In considering strategic alternatives, it became clear that combining mortgage origination and servicing capabilities with a managed portfolio of mortgage investments in a REIT structure offered the highest potential return for our shareholders. We are pleased our shareholders will realize a meaningful premium to Apex’s book value and become owners of a leading hybrid REIT that is capable of producing significant future value. The inherent synergies and potential advantages are a model for the industry and should work to maximize return on assets and equity.”

Asset and Mortgage Origination Strategies

American Home plans to immediately discontinue Apex’s strategy of holding fixed rate loans, which it believes are more exposed to price volatility from changes in interest rates. Initially, the company will acquire various adjustable rate mortgage backed securities in the market, but expects that over time it will primarily hold mortgage-backed securities created from its adjustable rate loan originations. The mortgage-backed securities will typically be financed with liabilities in a strategy aimed at positioning American Home’s overall mortgage holdings and their associated liabilities to avoid or limit a loss of net asset value due to changes in interest rates. Over 95% of the securities held are expected to either be obligations of Fannie Mae, Freddie Mac or Ginnie Mae, or have a Standard & Poors rating of AAA or Moodys rating of Aaa.

American Home projects that by originating its own mortgage securities holdings rather than purchasing mortgage-backed securities in the capital markets, its cost to acquire assets will be materially reduced and, consequently, its return on assets will be enhanced while its exposure to loss from prepayments will be lessened. The company estimates that by following an interest rate neutral strategy, and by concentrating on adjustable rate assets, its return on equity invested in mortgage holdings, without the advantages gained by originating its own holdings would be approximately 14% under current market conditions. The company estimates that this return can be improved to approximately 18% through the advantages gained from originating its own holdings. During an initial transition period of approximately six months, American Home will hold purchased securities until enough self-originated securities are produced to fill its balance sheet. As a result, American Home projects a return on its equity invested in mortgage holdings of 14% in Q4 - 2003, 16% in Q1 - 2004 and 18% thereafter. It is important to note that the actual return from holding mortgage securities is difficult to predict, and that the actual return on equity invested in mortgage holdings may differ widely from American Home’s estimates.

American Home is also pleased to announce that Tom McDonagh has joined the company as Executive Vice President and Chief Investment Officer. Previously Mr. McDonagh managed the mortgage securities holdings of the California Public Employees’ Retirement System (CalPERS). Mr. McDonagh will be responsible for managing the company’s mortgage securities holdings and their associated liabilities, including the management of the exposure of the portfolio to, among other things, changes in the general level of interest rates. Mr. McDonagh will be assisted by BlackRock Solutions, which will serve as risk management consultant to the company with respect to its mortgage holdings.

American Home’s taxable subsidiary will continue to originate and resell those types of mortgage loans the company does not intend to hold and will conduct its existing servicing and related businesses. This subsidiary will also pursue the company’s pending acquisition of Valley Bancorp and continue to execute on the company’s other growth strategies, including making accretive acquisitions of mortgage franchises, growing MortgageSelect, and organic retail branch growth.

Michael Strauss added, “Based upon the most recently available information, the merger will add approximately $186 million of new equity to American Home, providing greater financial flexibility and stability under varied market conditions. This merger also allows the company to significantly increase its dividends to shareholders, while retaining sufficient capital to continue to grow our successful lending franchise.”

Transaction Details

Under the terms of the agreement, American Home will reorganize through a reverse triangular merger that will cause a newly formed REIT to become American Home’s parent. Shareholders of American Home will receive one share in the new parent for each of their American Home shares.

Based on the most recently available information, shareholders of Apex would receive approximately 0.32 shares in the new parent for each of their Apex shares. Based on American Home’s projection for per share dividends of $2.20 per year, the implied dividend for each Apex share would be approximately $0.70 per year, compared to Apex’s current estimated annual dividend of $0.68 per share per year. The implied dividend per Apex share will fluctuate based on changes in the exchange ratio. The consideration to be paid to Apex’s shareholders will be adjusted for certain transaction expenses, including the payment of the estimated fee to Apex’s investment manager in connection with the termination of the existing management contract. Apex’s investment manager has agreed, upon successful completion of the merger, that it will terminate its management contract for a termination fee equal to 40% of the premium over book value received by Apex. This represents a significant voluntary reduction by Apex’s investment manager in the termination fee it is entitled to receive under the original management agreement.

The actual exchange rate Apex shareholders will receive will be generally determined by multiplying Apex’s net asset value on the day prior to closing by 107.5% and then dividing that result by the number of Apex shares outstanding to determine the value per share Apex shareholders will receive in American Home stock. The actual exchange rate will be determined by dividing the calculated value per share Apex’s shareholders will receive by American Home’s average volume weighted stock price for the ten days prior to the consummation of the merger. The exchange rate is subject to the collar provisions described in the merger agreement.

The merger agreement has been approved by the Board of Directors of American Home, a Special Committee of the Board of Directors of Apex and the Board of Directors of Apex. The acquisition is subject to approval by both companies’ shareholders, and other closing conditions. Management and affiliates of Apex and Directors of American Home have agreed to vote their shares in favor of the transaction. Upon consummation of the merger, American Home’s current Directors and Officers will become the Directors and Officers of the newly formed REIT.

Friedman, Billings, Ramsey & Co., Inc., acted as financial advisor, and Cadwalader, Wickersham & Taft LLP served as the legal advisor to American Home. UBS Investment Bank acted as financial advisor and O’Melveny & Meyers LLP served as the legal advisor to Apex.

Revised Guidance for American Home

Assuming consummation of the Apex transaction on or about September 30, 2003, and the current Fannie Mae forecasts for national loan production for the balance of 2003 and for 2004, American Home is raising its earnings guidance for 2003 and 2004. American Home projects its 2003 earnings will be between $3.95 and $4.05 per share. Included in this estimate is a forecast that American Home will originate $22 billion in residential mortgage loans in 2003. In 2004 American Home projects earnings will be between $3.05 and $3.15 per diluted pro forma share based on loan production of $13 billion.

American Home will release second quarter 2003 results on July 24, 2003. Management will host a conference call to comment and offer greater detail on the Company’s second quarter 2003 results and full year 2003 and 2004 outlook on July 24, 2003 at 10:30 am.

Conference Call Today

American Home will hold an investor conference call to discuss this acquisition at 10:30 a.m., Eastern Time, on July 14, 2003. Interested parties may listen to the call by visiting the American Home corporate website www.americanhm.com Shareholder Information section to listen to the conference call webcast live. A replay of the call will be available after 1:00 p.m., Eastern Time, July 14, 2003, through midnight Eastern Time on July 28, 2003. Please contact John Lovallo at Ogilvy Public Relations Worldwide at 212-880-5216 or john.lovallo@ogilvypr.com with any questions.

ABOUT AMERICAN HOME MORTGAGE

American Home Mortgage Holdings, Inc. is an independent retail originator of residential mortgage loans both online and offline and also services loans for itself and other loan investors. Its online operation, MortgageSelect is a leader in online closed loan volume and has outperformed its online competitors in terms of profitability. Offline, the Company has grown organically and by acquisition. American Home now operates 211 community loan offices across the country. For additional information, please visit the Company’s Web site at www.americanhm.com.

ABOUT APEX CAPITAL MORTGAGE

Apex Mortgage Capital, Inc. is a financial company structured as a real estate investment trust. The Company primarily acquires United States agency securities, other mortgage securities, mortgage loans, equity securities and other investments. The Company is listed on the American Stock Exchange under the symbol “AXM.”

Safe Harbor Statement under the Private Securities Litigation Reform Act of 1995: This news release contains statements about future events and expectations, which are “forward-looking statements.” Any statement in this release that is not a statement of historical fact, including, but not limited to earnings guidance and forecasts, projections of financial results, and expected future financial position, dividends and dividend plans and business strategy, is a forward-looking statement. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause American Home’s or Apex’s actual results to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Specific factors that might cause such a difference include, but are not limited to: the potential fluctuations in American Home’s or Apex’s operating results; American Home’s or Apex’s potential need for additional capital, the direction of interest rates and their subsequent effect on American Home’s or Apex’s business, federal and state regulation of mortgage banking; competition; American Home’s ability to attract and retain skilled personnel; and those risks and uncertainties discussed in filings made by American Home and Apex with the Securities and Exchange Commission. In addition, neither American Home nor Apex can predict whether their respective shareholders will approve the merger. Such forward-looking statements are inherently uncertain, and shareholders must recognize that actual results may differ from expectations. Neither American Home nor Apex assume any responsibility to issue updates to the forward-looking statements discussed in this press release.

American Home and Apex will file a proxy statement/prospectus and other relevant documents concerning the proposed merger transaction with the SEC. Investors are urged to read the proxy statement/prospectus when it becomes available and any other relevant documents filed with the SEC because they will contain important information. You will be able to obtain the documents free of charge at the website maintained by the SEC at www.sec.gov. In addition, you may obtain documents filed with the SEC by American Home free of charge by requesting them in writing from American Home Mortgage, Inc., 520 Broadhollow Road, Melville, NY 11747, Attention: Alan B. Horn, or by telephone at (516) 949-3900. You may obtain documents filed with the SEC by Apex free of charge by requesting them in writing from Apex Mortgage Capital, Inc., 865 South Figueroa Street, Los Angeles, California 90017, Attention: David DeVito, or by telephone at (213) 244-0000.

American Home and Apex, and their respective directors and executive officers and other members of their management and employees, may be deemed to be participants in the solicitation of proxies from the stockholders of American Home and Apex in connection with the merger. Information about the directors and executive officers of American Home and their ownership of American Home shares is set forth in the proxy statement for American Home’s 2003 annual meeting of stockholders. Information about the directors and executive officers of Apex and their ownership of Apex stock is set forth in the proxy statement for Apex’s 2003 annual meeting of stockholders. Investors may obtain additional information regarding the interests of such participants by reading the proxy statement/prospectus when its becomes available.